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UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from to

Commission file number

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Main Street Bank 401(k) Profit Sharing Plan

        B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

  Main Street Banks, Inc.
  676 Chastain Road
  Kennesaw, Georgia 30067

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Main Street Bank 401(k) Profit Sharing Plan

December 31, 2003 and 2002 and year ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

Main Street Bank 401(k)
Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Main Street Bank 401(k) Profit Sharing Plan

        We have audited the accompanying statements of net assets available for benefits of the Main Street Bank 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

June 8, 2004
Atlanta, Georgia

Main Street Bank 401(k)
Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$12,096,442	$8,983,872
Contribution receivables:
Employer	137,787	—
Participants	59,298	2,566
Other	303	—

Total receivables	197,388	2,566

Net assets available for benefits	$12,293,830	$8,986,438

See accompanying notes.

Main Street Bank 401(k)
Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003
Additions
Investment income:
Interest and dividend income	$201,733
Contributions:
Participants	1,195,243
Employer	458,775
Rollover	6,294

Total contributions	1,660,312
Net appreciation in fair value of investments	2,495,673
Transfer of assets to plan	191,201

Total additions	4,548,919

Deductions
Benefit payments	1,241,527

Net increase	3,307,392
Net assets available for benefits at beginning of year	8,986,438

Net assets available for benefits at end of year	$12,293,830

See accompanying notes.

Main Street Bank 401(k)
Profit Sharing Plan

Notes to Financial Statements

December 31, 2003

1.     Description of Plan

        The following description of the Main Street Bank (the "Company" or "Plan Sponsor") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering all employees of the Company who have completed at least one year of service, as defined in the Plan document, and who have attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Mergers

        Effective January 1, 2003, the First National Bank of Johns Creek, Inc. 401(k) Plan was merged into the Plan, and its net assets were transferred to the Plan. The First National Bank of Johns Creek 401(k) Plan covered eligible employees of First National Bank of Johns Creek, which merged with the Company.

Administration

        The Plan is administered by the Board of Trustees, elected by the Company's Board of Directors. As the administrator, the trustees keep the records for the Plan, interpret the terms of the Plan, and make determinations regarding questions which affect participant eligibility for benefits. The Company has engaged a third-party administration company to assist in the administration of the Plan.

        The Company may elect to pay all expenses incurred in the administration of the Plan, including expenses and fees of the custodian, but is not obligated to do so. Expenses and fees not paid by the Company are paid from the Plan. The Company paid approximately $9,205 in expenses for the Plan during 2003. The Plan paid no expenses during 2003.

Contributions

        Each year, participants may make pretax contributions to the Plan in amounts up to the maximum amount permitted under Section 415 of the Internal Revenue Code of 1986, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company provides a matching contribution that is determined annually by the Company's Board of Directors. During 2003, the Company contributed 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company also has the option to make an annual discretionary profit sharing contribution to the Plan. The amount of the contribution, if any, is determined by the Company's Board of Directors. No such contribution was made for 2003.

Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

        The Plan allows forfeitures to be treated as a reduction of matching contributions made by the Company. Any excess forfeitures may be allocated in the same manner as profit sharing contributions.

Vesting

        Any portion of a participant's account balance attributable to voluntary employee contributions and rollover contributions from another qualified plan and earnings thereon (as defined in the Plan document) is 100% vested at the time of the contribution and is not subject to forfeiture.

        Vesting in the employer's profit sharing and matching contributions and income earned thereon is based on a five-year vesting schedule. Participants with less than one year of service have no vested interest in the employer's contributions and earnings. Employees with between one and two years of service vest in 20 percent of the employer's contributions continuing in 20 percent increments until full vesting in year five. Regardless of the years of service, an employee automatically becomes 100 percent vested in the employer's contribution when the employee reaches age 65, becomes disabled or dies while still employed.

Forfeitures

        Forfeitures of terminated participants' nonvested accounts are applied to reduce Company contributions. Forfeitures are determined as of the last day of the plan year in which the participant's vested balance is distributed. As of December 31, 2003, there were approximately $20,475 of forfeitures which will be applied to reduce the Company's contributions in 2004.

Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account balances or $50,000. Loan terms range from one to five years or up to ten years for the purchase of a participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest are paid ratably through bi-weekly payroll deductions and are credited to the participant's account.

Payment of Benefits

        Upon termination of service, retirement, disability or death, a participant or beneficiary may receive any payment of the vested value of his or her account by a lump-sum distribution, annuity or installment options. The normal retirement age is 65, but a participant may elect early retirement after completing five years of service and attaining age 55.

        If the value of the participant's benefit, as defined in the Plan, is greater than $5,000 and employment is terminated other than due to retirement, disability, or death, the account may not be distributed before attaining normal retirement age without the participant's written consent. Regardless of participant election, the Plan may, upon termination of service, pay the benefit owed within a reasonable time in a lump sum if the value of the participant's benefit, as defined in the Plan, is $5,000 or less.

Plan Termination

        Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Investments in registered investment companies (mutual funds) and Main Street Banks, Inc. common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

        During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$279,222
Shares of registered investment companies	2,216,451

Net appreciation in fair value of investments	$2,495,673

        Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31
	2003	2002
Lord Abbett Affiliated Fund	$2,960,235	$2,272,347
Lord Abbett Bond-Debenture Fund	1,442,241	1,280,190
Lord Abbett Developing Growth Fund	1,294,588	881,204
Lord Abbett Mid-Cap Value Fund	1,572,214	1,186,462
Lord Abbett Research Fund—Large-Cap Series	1,053,094	751,409
Lord Abbett U.S. Government Securities Money Market Fund	762,414	582,734
Lord Abbett Securities Trust—Alpha Series	825,261	571,123
Main Street Banks, Inc. Stock	1,104,899	744,704

4.     Income Tax Status

        The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated October 21, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to an and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.     Risks and Uncertainties

        The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.     Related Party Transactions

        At December 31, 2003 and 2002, the Plan held 39,581 and 39,142 shares of Main Street Banks, Inc. common stock, respectively. The fair value of this stock at December 31, 2003 and 2002 was $1,104,899 and $744,704, respectively. During 2003, the Plan received $18,453 in dividends on Main Street Banks, Inc. common stock.

Supplemental Schedule

Main Street Bank 401(k)
Profit Sharing Plan

EIN: 58-2104977        Plan Number: 001
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	Lord, Abbett & Company	218,480 shares of Lord Abbett Affiliated Fund	$2,960,235
*	Lord, Abbett & Company	178,938 shares of Lord Abbett Bond-Debenture Fund	1,442,241
*	Lord, Abbett & Company	86,306 shares of Lord Abbett Developing Growth Fund	1,294,588
*	Lord, Abbett & Company	83,495 shares of Lord Abbett Mid-Cap Value Fund	1,572,214
*	Lord, Abbett & Company	40,072 shares of Lord Abbett Research Fund—Large-Cap Series	1,053,094
*	Lord, Abbett & Company	762,414 shares of Lord Abbett U.S. Government Securities Money Market Fund	762,414
*	Lord, Abbett & Company	51,120 shares of Lord Abbett Investment Trust—Balanced Series	559,610
*	Lord, Abbett & Company	59,916 shares of Lord Abbett Securities Trust—International Series	499,718
*	Lord, Abbett & Company	54,762 shares of Lord Abbett Securities Trust—Alpha Series	825,261
*	Main Street Bank	39,581 shares of Main Street Banks, Inc. common stock	1,104,899
	Participant loans	Loans bearing interest at 9.5%	22,168

			$12,096,442

*
Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAIN STREET BANK 401(k) PROFIT SHARING PLAN
Date: June 28, 2004
/s/ JENNIFER W. EAVENSON Jennifer W. Eavenson, Plan Trustee and SVP Human Resources of Plan Sponsor

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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Contents
Report of Independent Registered Public Accounting Firm
Main Street Bank 401(k) Profit Sharing Plan Statements of Net Assets Available for Benefits
Main Street Bank 401(k) Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits
Main Street Bank 401(k) Profit Sharing Plan EIN: 58-2104977 Plan Number: 001 Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES